Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

Commission File No. for Registration Statement
on Form F-4 filed by Knightsbridge Shipping Limited: 333-200319

The following are three press releases issued on February 10, 2015 by Knightsbridge Shipping Limited and Golden Ocean Group Limited.

VLCCF - Knightsbridge Shipping Limited announces date of Special General Meeting of Shareholders to approve the previously announced merger with Golden Ocean Group Limited
HAMILTON, BERMUDA – February 10, 2015 - Knightsbridge Shipping Limited (NASDAQ:VLCCF) ("Knightsbridge") announced today that its Special General Meeting of Shareholders (the “Special Meeting”) to approve its previously announced merger with Golden Ocean Group Limited is scheduled to be held at Knightsbridge’s offices located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, on Thursday, March 26, 2015, at 9:30 a.m., local time.
Knightsbridge has fixed the close of business on Monday, February 16, 2015 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special Meeting or any adjournments or postponements thereof.
Formal notices of the Special Meeting and the joint proxy statement/prospectus will be sent to shareholders as of the record date.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited (“Golden Ocean”) and Knightsbridge Shipping Limited (“Knightsbridge”), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the “SEC”), and a registration statement of Knightsbridge on Form F-4 (File No. 333-200319), initially filed on November 18, 2014, including Amendment No. 1 thereto, filed on January 23, 2015, and Amendment No. 2 thereto, filed on February 10, 2015, containing a preliminary joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a preliminary prospectus of Knightsbridge.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Knightsbridge and Golden Ocean.  INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge’s website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions.  Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections.   The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
Contact Information
Knightsbridge Shipping Limited
 Hamilton, Bermuda
Contact Persons:
Ola Lorentzon: Chairman and CEO, Knightsbridge Shipping Limited
 + 46 703 998886
Inger M. Klemp: CFO, Knightsbridge Shipping Limited
 +47 23 11 40 76

Delisting announcement for secondary listing on Singapore Stock Exchange
Hamilton, Bermuda.  Reference is made to the announcement dated October 7, 2014, that Golden Ocean Group Limited ("Golden Ocean") (OSE:GOGL) and Knightsbridge Shipping Limited ("Knightsbridge")(Nasdaq: VLCCF) have entered into an agreement and plan of merger,  pursuant to which the two companies have agreed to merge.  Golden Ocean has today submitted a delisting announcement, attached, on the Singapore Stock Exchange for the delisting of the shares trading on the Singapore Stock Exchange. This will not affect the shares traded on the Oslo Stock Exchange. The delisting from the Singapore Stock Exchange is expected to be concluded on the 20 March, 2015.
Hamilton, Bermuda
 February 10, 2015
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean and Knightsbridge, Knightsbridge will file relevant materials with the SEC, including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND Knightsbridge ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Golden Ocean Group Limited announces date of Special General Meeting of Shareholders to approve the previously announced merger with Knightsbridge Shipping Limited

HAMILTON, BERMUDA - February 10, 2015 - Golden Ocean Group Limited (OSE: GOGL) ("Golden Ocean") announced today that its Special General Meeting of Shareholders (the "Special Meeting") to approve its previously announced merger with Knightsbridge Shipping Limited is scheduled to be held at Golden Ocean's offices located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, on Thursday, March 26, 2015, at 10:00 a.m., local time.
Golden Ocean has fixed the close of business on Monday, February 16, 2015 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special Meeting or any adjournments or postponements thereof.
Formal notices of the Special Meeting and the joint proxy statement/prospectus will be sent to shareholders as of the record date.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), and a registration statement of Knightsbridge on Form F-4 (File No. 333-200319), initially filed on November 18, 2014, including Amendment No. 1 thereto, filed on January 23, 2015, and Amendment No. 2 thereto, filed on February 10, 2015, containing a preliminary joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a preliminary prospectus of Knightsbridge.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Knightsbridge and Golden Ocean.  INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND Knightsbridge ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although Golden Ocean believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Golden Ocean, Golden Ocean cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections.   The information set forth herein speaks only as of the date hereof, and Golden Ocean disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Contact Information
Golden Ocean Group Limited
 Hamilton, Bermuda
Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41
Birgitte Ringstad Vartdal: CFO, Golden Ocean Management AS
 +47 22 01 73 53
This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)